

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

June 22, 2016

<u>Via E-mail</u>
Devinder Kumar
Chief Financial Officer and Treasurer
Advanced Micro Devices, Inc.
One AMD Place
Sunnyvale, California 94088

    Re: Advanced Micro Devices, Inc.
          Form 10-K for the Fiscal Year Ended December 26, 2015
          Filed February 18, 2016
          File No. 001-07882

Dear Mr. Kumar:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Martin James

                                        Martin James
                                        Senior Assistant Chief Accountant
                                        Office of Electronics and Machinery